Suite 3120 - 666 Burrard Street Vancouver, British Columbia Canada V6C 2X8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com Web Site: www.aurizon.com

Shares Listed: Toronto Stock Exchange - Ticker Symbol - ARZ
NYSE Amex - Ticker Symbol - AZK
U.S. Registration:  (File 001-31893)
News Release Issue No. 18 - 2010

July 22, 2010
FOR IMMEDIATE RELEASE

LAKE SHORE GOLD ANNOUNCES DRILL RESULTS
AT CASA BERARDI EXPLORATION PROPERTY

Aurizon Mines Ltd. (“Aurizon”) (TSX: ARZ; NYSE Amex: AZK) is encouraged by the results announced by Lake Shore Gold Corp. (“Lake Shore Gold”) in its news release dated July 22, 2010 from Lake Shore Gold's winter drill program on the East Block of Aurizon’s 100% owned Casa Berardi property in north-western Quebec.

In late 2007, Aurizon granted Lake Shore an option to earn up to a 50% interest in a portion of the extensive exploration property to the east and west of Aurizon’s wholly-owned Casa Berardi mining operations by spending $5.0 million over five years (the “Casa Berardi Exploration Property”).  Lake Shore Gold is the operator during the earn-in period.

“We are pleased with the exploration results announced today by Lake Shore Gold, which are consistent with our belief in the potential for additional mineralized structures along the Casa Berardi gold trend.” said David Hall, President and CEO of Aurizon.

Aurizon has not reviewed the data which forms the basis for the exploration results announced by Lake Shore Gold on the Casa Berardi Exploration Property and has not verified the information contained in Lake Shore Gold's news release.  The Lake Shore Gold (TSX: LSG) news release can be viewed on their website at www.lsgold.com.

About Aurizon

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the NYSE Amex under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at http://www.aurizon.com.

For further information, contact AURIZON MINES LTD.
David Hall, President and C.E.O. Telephone: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932	Martin Bergeron, Vice President, Operations Telephone: (819) 874-4511 Fax: (819) 874-3391
Web Site: www.aurizon.com ; Email: info@aurizon.com
or

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